December 4, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares Trust (Securities Act File No. 333-92935; Investment Company Act File No. 811-09729) Post-Effective Amendment No. 1,255

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iShares Trust (the “Registrant”) and BlackRock Investments, LLC, the Registrant’s distributor, hereby respectfully request acceleration of its Registration Statement on Form N-1A, post-effective amendment no. 1,255 filed on December 4, 2014 relating to iShares MSCI ACWI Low Carbon Target ETF (the “Fund”), a series of the Registrant, so that it will become effective on December 5, 2014, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;
(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

iShares Trust

By:	/s/ Jack Gee
Jack Gee Treasurer and Chief Financial Officer

BlackRock Investments, LLC

By:	/s/ Terri Slane
Terri Slane Director and Assistant Secretary